UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File No. 001-36085

CNH INDUSTRIAL N.V.

(Translation of Registrant’s Name Into English)

25 St. James’s Street,

London, SW1A 1HA

United Kingdom

Tel. No.: +44 1268 533000

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CNH INDUSTRIAL N.V.

Form 6-K for the month of November 2021

On November 11, 2021, CNH Industrial N.V. convened an extraordinary general meeting of shareholders (“EGM”) to be virtually held at 3.00 p.m. CET on Thursday, December 23, 2021. Under Dutch law and the Company’s Articles of Association, the record date for shareholders entitled to vote is the close of business on Thursday, November 25, 2021. Because that day is a holiday in the U.S. for U.S. shareholders, the effective record date is the close of business on Wednesday, November 24, 2021, the immediately preceding U.S. business day. At the EGM, shareholders will be asked to vote on the following (1) the proposal to separate the commercial and specialty vehicles business, the powertrain business, and the dedicated financial services business from CNH Industrial N.V. to Iveco Group N.V. by way of a Dutch law statutory demerger; (2) the appointment of two new non-executive directors, Ms. Catia Bastioli and Ms. Åsa Tamsons; and (3) discharge from liability of voluntary resigning non-executive directors of the Board (Tufan Erginbilgic and Lorenzo Simonelli).

The following exhibits are furnished herewith:

Exhibit 99.1	CNH Industrial N.V. Notice of Extraordinary Meeting of Shareholders to be held on December 23, 2021

Exhibit 99.2	CNH Industrial N.V. Extraordinary General Meeting of Shareholders December 23, 2021 Agenda and Explanatory Materials

Exhibit 99.3	2021 Extraordinary General Meeting of Shareholders Proxy Cards

Exhibit 99.4	Iveco Group N.V. Prospectus, dated November 11, 2021

Exhibit 99.5	Press release, dated November 11, 2021, titled: “Approval of the prospectus relating to the listing of Iveco Group common shares – EGM of CNH Industrial convened to approve the demerger of Iveco Group”

Exhibit 99.6	Press release, date November 11, 2021, titled: “Iveco Group N.V. announces publication of the Prospectus.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Industrial N.V.

By:	/s/ Michael P. Going

Name:	Michael P. Going
Title:	Corporate Secretary

November 12, 2021

Index of Exhibits

Exhibit Number	Description of Exhibit

Exhibit 99.1	CNH Industrial N.V. Notice of Extraordinary Meeting of Shareholders to be held on December 23, 2021

Exhibit 99.2	CNH Industrial N.V. Extraordinary General Meeting of Shareholders December 23, 2021 Agenda and Explanatory Materials

Exhibit 99.3	2021 Extraordinary General Meeting of Shareholders Proxy Cards

Exhibit 99.4	Iveco Group N.V. Prospectus, dated November 11, 2021

Exhibit 99.5	Press release, dated November 11, 2021, titled: “Approval of the prospectus relating to the listing of Iveco Group common shares – EGM of CNH Industrial convened to approve the demerger of Iveco Group”

Exhibit 99.6	Press release, dated November 11, 2021, titled: “Iveco Group N.V. announces publication of the Prospectus”